UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TPG RE FINANCE TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

87266M107

(CUSIP Number)

Ellis F. Rinaldi, Esq.

Executive Vice President and Co-General Counsel

Starwood Capital Group Global I, L.L.C.

591 West Putnam Avenue

Greenwich, CT 06830

(203) 422-7700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2024

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 87266M107	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
PE Holder, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock (as defined herein) outstanding as of April 30, 2024, as reported in the Company’s (as defined herein) quarterly report on Form 10-Q filed with the SEC (as defined herein) on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants (as defined herein).

CUSIP No: 87266M107	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
PE Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
SOF-XI U.S. Public MAR Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Starwood XI Management Holdings GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Starwood XI Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Starwood XI Management GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Starwood Capital Group Global II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
SCGG II GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Starwood Capital Group Holdings GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS
BSS SCG GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 12 of 16 Pages

1	NAMES OF REPORTING PERSONS
Barry S. Sternlicht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,647,059

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,647,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants.

CUSIP No: 87266M107	SCHEDULE 13D	Page 13 of 16 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 8, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of TPG RE Finance Trust, Inc., a Maryland corporation (the “Issuer” or the “Company”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The business address of PE Holder, PE Holdings, and SOF-XI MAR Holdings is 591 West Putnam Avenue, Greenwich, Connecticut 06830. The business address of Starwood XI Management Holdings GP, Starwood XI Management, Starwood XI Management GP, SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings, Barry S. Sternlicht, and Starwood Capital Group is 2340 Collins Avenue, Miami Beach, Florida 33139.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 8, 2024, PE Holder exercised its right to receive 12,000,000 shares of Common Stock pursuant to the Warrant Agreement (as defined and described in the Original Schedule 13D). The Warrants were exercised in full at an adjusted exercise price of $6.89 per warrant share. PE Holder paid the exercise price on a cashless basis, which resulted in PE Holder forfeiting 9,352,941 shares of Common Stock to pay the exercise price, based on a fair market value of $8.84 per share of Common Stock, which was the closing price of the Common Stock as reported on the New York Stock Exchange on May 7, 2024, the last trading date prior to the date of exercise. As a result of the cashless exercise of the Warrants, the Reporting Persons beneficially own 2,647,059 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

Also, on June 16, 2021, the Company redeemed all 9,000,000 shares of its Series B Preferred Stock outstanding, which were held by PE Holder, at an aggregate redemption price of approximately $247.5 million (the “Series B Redemption”). Dividends on all shares of Series B Preferred Stock were paid in full as of the redemption date. In connection with the Series B Redemption, the Company made a make-whole payment to PE Holder of $22.5 million, equal to the present value of all remaining dividend payments due on such shares of Series B Preferred Stock from and after the redemption date (and not including any declared or paid dividends or accrued dividends prior to such redemption date) through the second anniversary of the original issue date, computed in accordance with the terms of the Articles Supplementary.

Item 5.	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a,b) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference.

CUSIP No: 87266M107	SCHEDULE 13D	Page 14 of 16 Pages

As of the date hereof, PE Holder may be deemed to beneficially own an aggregate 2,647,059 shares of Common Stock, or approximately 3.3% of the total number of shares of Common Stock outstanding. This percentage is based on the sum of (i) 77,872,438 shares of Common Stock outstanding as of April 30, 2024, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on April 30, 2024, and (ii) 2,647,059 shares of Common Stock that are expected to be issued in connection with the exercise of the Warrants. As a result of the relationships of the other Reporting Persons as described in Item 2 of the Original Schedule 13D, each of PE Holdings, SOF-XI MAR Holdings, Starwood XI Management Holdings GP, Starwood XI Management, Starwood XI Management GP, SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings, and Barry S. Sternlicht may also be deemed to have beneficial ownership of the foregoing 2,647,059 shares of Common Stock. Each Reporting Person may be deemed to share voting power and share dispositive power over the 2,647,059 shares of Common Stock reported herein.

(c) The response to Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as otherwise set forth in this Amendment No. 1, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

(d) This Item 5(d) is not applicable.

(e) As of May 8, 2024, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

CUSIP No: 87266M107	SCHEDULE 13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

PE HOLDER, L.L.C.

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Managing Director

PE HOLDINGS, L.L.C.

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Managing Director

SOF-XI U.S. PUBLIC MAR HOLDINGS L.P.

By:	Starwood XI Management Holdings GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Managing Director

STARWOOD XI MANAGEMENT HOLDINGS GP, L.L.C.

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Managing Director

STARWOOD XI MANAGEMENT, L.P.

By:	Starwood XI Management GP, L.L.C., its General Partner

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Managing Director

CUSIP No: 87266M107	SCHEDULE 13D	Page 16 of 16 Pages

STARWOOD XI MANAGEMENT GP, L.L.C.

	By:	/s/ Ethan Bing
	Name:	Ethan Bing
	Title:	Managing Director

STARWOOD CAPITAL GROUP GLOBAL II, L.P.

	By:	SCGG II GP, L.L.C., its General Partner

	By:	/s/ Ethan Bing
	Name:	Ethan Bing
	Title:	Managing Director

SCGG II GP, L.L.C.

	By:	/s/ Ethan Bing
	Name:	Ethan Bing
	Title:	Managing Director

STARWOOD CAPITAL GROUP HOLDINGS GP, L.L.C.

	By:	/s/ Ethan Bing
	Name:	Ethan Bing
	Title:	Managing Director

BSS SCG GP HOLDINGS, LLC

	By:	/s/ Barry S. Sternlicht
	Name:	Barry S. Sternlicht
	Title:	Managing Director

BARRY S. STERNLICHT

/s/ Barry S. Sternlicht

Date: May 10, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).